Exhibit 99.1

Yiren Digital Selects Wei, Wei & Co., LLP as its Independent Registered Public Accounting Firm

BEIJING, April 29, 2022 — Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), a leading digital personal financial management platform in China, today announced that, effective as of April 28, 2022, the Company engaged Wei, Wei & Co., LLP (“WWC”), as the Company’s independent registered public accounting firm, to replace KPMG Huazhen LLP (“KPMG”). The change of the Company’s independent registered public accounting firm was approved by the audit committee and the board of the Company.

WWC is engaged to audit and report on the consolidated financial statements of the Company for the year ended December 31, 2021.

KPMG has served as the Company’s independent registered public accounting firm since December 13, 2021 and has never issued an audit report on the Company’s consolidated financial statements.

During the service period, there were no (i) disagreements between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of KPMG would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F, except that KPMG has questioned the Company, subject to further evidence and assessments, as to whether certain entities, which had not been disclosed to KPMG by the Company as related parties, should be deemed as the Company’s related parties. Such matters may have a pervasive impact on the disclosures of related party transactions and certain other financial statement captions including revenues and expenses. At the time of KPMG’s dismissal, the Company did not provide adequate information for KPMG to resolve the abovementioned matters to their satisfaction. KPMG also advised the Company that it would have been necessary to expand significantly the scope of its audit and if it had expanded the scope of that audit, information may have come to their attention that, if further investigated, may have materially impacted the fairness or reliability of the financial statements to be issued. Due to their dismissal, the scope of the audit was not able to be expanded. No conclusions were reached before the Company dismissed KPMG as its independent registered public accounting firm.

We have provided KPMG with a copy of the disclosures hereunder and requested from KPMG a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of KPMG’s letter dated April 29, 2022 will be disclosed on the Form 6-K furnished to the SEC on the same date.

About Yiren Digital

Yiren Digital Ltd. is a leading digital personal financial management platform in China. The Company provides customized asset allocation services and wealth management solutions to China's mass affluent population as well as utilizes online and offline channels to provide retail credit facilitation services to individual borrowers and small business owners.

For investor and media inquiries, please contact:

Yiren Digital

Investor Relations

Email: ir@yirendai.com